UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ALTA EQUIPMENT GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02128L 106

(CUSIP Number)

Ryan Greenawalt

Alta Equipment Group Inc.

13211 Merriman Road

Livonia, MI 48150

(248) 449-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 02128L 106

1	NAME OF REPORTING PERSONS Ryan Greenawalt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,697,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,697,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,697,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by Ryan Greenawalt (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Alta Equipment Group, Inc., 13211 Merriman Road, Livonia, MI 48150.

(c) The Reporting Person is the Chief Executive Officer of Alta Equipment Group, Inc., 13211 Merriman Road, Livonia, MI 48150.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All shares were purchased or otherwise acquired from the issuer by the Reporting Person prior to the issuer becoming an Exchange Act of 1934 reporting company. To the extend the shares were purchased, they were purchased with the Reporting Persons’ personal funds or working capital.

ITEM 4.	PURPOSE OF THE TRANSACTION

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above and herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters but has no present intention of doing so.

As described elsewhere in this statement, the purpose of the transaction was to implement certain estate planning measures for the benefit of the descendants of the Reporting Person and his spouse.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons beneficially owns 5,697,000 shares, or 17.6%, of the Issuer’s common stock,

(b) Mr. Greenawalt may be deemed to hold sole voting and dispositive power over 5,697,000 shares of common stock of the Issuer.

(c) On May 13, 2021, Mr. Greenawalt completed an estate planning transaction pursuant to which he transferred 1,603,000 shares of the issuer’s common stock for no consideration to Snowbird Capital LLC, an entity owned by an irrevocable trust created for the benefit of Mr. Greenawalt’s direct descendants. Steven Greenawalt, Mr. Greenawalt’s father, has voting power of the shares held by Snowbird Capital LLC as the manager of Snowbird Capital LLC. Upon request by the Commission, the Issuer or the Reporting Person shall provide full information regarding the transaction disclosed above. The transactions took place in Livonia, Michigan.

(d) To the best knowledge of the Reporting Person, except as set forth in this Amendment No. 1 to the Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 5,697,000 shares of common stock reported in Item 5(a).

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2021

By:	/s/ Ryan Greenawalt
Name:	Ryan Greenawalt